Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Announces First Quarter Results

    Overview

    SASKATOON, SK, May 7 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) initiated the largest exploration program in the Company's history during the first quarter of 2007. As much as Cdn $14 million is earmarked for exploration during 2007 at Claude's wholly owned Madsen/Red Lake project in northwestern Ontario and at the Seabee mine area in northern Saskatchewan.
    On April 24, 2007, the Company completed financing in the form of a
"bought deal" for gross proceeds (including the exercise of a $3 million over-allotment option) of Cdn $23 million. This will ensure that the Company is well financed going forward.
    Commercial gold production was interrupted during the first quarter when
Seabee gold production was suspended on March 22, 2007 to allow for the milling of Santoy 7 bulk sample ore. Production from Santoy 7 is not included in normal operating results because the project is not yet in commercial production. At this time, revenue from gold produced at this bulk sample is credited against invested capital in the project. Production during the quarter was also affected by equipment availability issues. However, the
Company remains confident that the 2007 target of 48,000 ounces will be reached.
    In January, the Company was pleased to announce the addition of a new
Vice President of Mining Operations, Philip Ng, and a new Vice President of
Exploration, Judy Stoeterau. These additions are expected to add greatly to the Company's ability to maximize the opportunities presented at both Seabee and Madsen.
    Claude President and CEO Neil McMillan stated, "with the probable expansion of Seabee gold production and the outstanding exploration potential at Madsen, Red Lake, I am very excited about the Company's future."

    <<
    Financial Highlights
    -------------------------------------------------------------------------
                                                           Three       Three
                                                          Months      Months
                                                           Ended       Ended
                                                        March 31,   March 31,
                                                            2007        2006
    -------------------------------------------------------------------------
    Revenue ($ millions)                                     7.9        11.2
    -------------------------------------------------------------------------
    Net earnings (loss)($ millions)                        (0.04)        4.4
    -------------------------------------------------------------------------
    Earnings per share ($)                                  0.00        0.06
    -------------------------------------------------------------------------
    Cash from operations ($ millions)(x)                     0.4         2.9
    -------------------------------------------------------------------------
    Cash from operations per share ($)(x)                   0.01        0.04
    -------------------------------------------------------------------------
    Average realized gold price US $/ounce)                  653         556
    -------------------------------------------------------------------------
    Total cash operating costs (US $/ounce)                  539         353
    -------------------------------------------------------------------------
    Working capital (deficit) ($ millions)                  (1.5)        5.9
    -------------------------------------------------------------------------
    (x) before net change in non-cash working capital

    MANAGEMENT'S DISCUSSION AND ANALYSIS

    The following discussion is a review of the financial condition of Claude
Resources Inc. ("Claude" or the "Company") as at March 31, 2007 compared with
December 31, 2006, and the results of operations for the three months ended
March 31, 2007 compared with the corresponding period of 2006. This discussion is the responsibility of Management and the information within this Management discussion and analysis is current to April 30, 2007. The Board of Directors reviewed the disclosure presented herein through the audit committee. This discussion should be read in conjunction with the Company's 2006 annual MD&A and 2006 annual audited Consolidated Financial Statements and Notes. All amounts are expressed in Canadian dollars, except where otherwise indicated.

    OPERATIONS

    Gold

    For the quarter ended March 31, 2007, Claude Resources Inc. milled
42,100 tonnes at a grade of 5.06 grams per tonne, producing 6,400 ounces.
Prior to the bulk sample, an additional 1,100 ounces was stripped from the milling circuit and resulted in sales volume of 7,500 ounces. Production and sales volume was negatively impacted by limited equipment availability resulting in delays to development and stope availability. This issue was largely resolved by the end of the first quarter and Management expects the
48,000 ounce production target can still be achieved.
    On March 22, Phase 1 milling of the Santoy 7 bulk sample program began while planned maintenance and development work was conducted underground at the Seabee mine. No Seabee ore was milled with Phase 1 of the bulk sample program.
    During the quarter, the Seabee mine successfully completed its annual re-supply over its winter road. Management is focusing on strengthening its operational team, implementing a planned maintenance program as well as enhancing our health, safety and environmental programs.

                                              Three Months Ended
                                                    March 31
                                    2007        2006        2005        2004

    Tonnes milled                 42,100      61,800      54,200      46,700
    Grade processed (g/t)           5.06        6.58        6.93        7.11
    Recovery (%)                   94.0%       92.5%       92.7%       94.9%
    Sales volume (ounces)          7,500      13,000      10,300       9,900
    Production volume (ounces)     6,400      12,100      11,200      10,100

    Each year, reserves and resources at the Seabee mine are independently reviewed. At December 31, 2006, reserves were at 692,500 tonnes at 6.59 grams per tonne or 146,700 ounces. Resources were 1,293,300 tonnes at 8.96 grams per tonne or 372,600 ounces. Over the past 15 years, the Company has successfully converted its Inferred Mineral Resources to reserves.

    Seabee Mine - Proven and Probable Reserves and Mineral Resources

                                 2006                         2005
                       Tonnes  g/tonne   Ounces     Tonnes  g/tonne   Ounces

    Proven            520,900     6.44  107,900    395,600     6.18   78,600
    Probable          171,600     7.03   38,800    288,800     7.07   65,600
    -------------------------------------------------------------------------
    Total Proven
     and Probable     692,500     6.59  146,700    684,400     6.56  144,200
    Inferred
     Mineral
     Resources(1)   1,293,300     8.96  372,600  1,499,700     8.86  427,200
    -------------------------------------------------------------------------

                                                              2004
                                                    Tonnes  g/tonne   Ounces

    Proven                                         400,500     6.37   82,000
    Probable                                       332,200     7.53   80,400
    -------------------------------------------------------------------------
    Total Proven
     and Probable                                  732,700     6.90  162,400
    Inferred
     Mineral
     Resources(1)                                1,406,200     8.16  368,900
    -------------------------------------------------------------------------
    (1) Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

    OIL AND NATURAL GAS

    Claude produces crude oil, natural gas and natural gas liquids (NGLs) from properties in Alberta and Saskatchewan.
    The Company has various working interests in oil, NGLs and natural gas in
Alberta which are operated by other entities on behalf of the Company. These
Alberta properties provide 90% of the total production for oil and NGLs and
100% of the production of natural gas. The Nipisi Unit is a 173 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has
61 producing gas wells and an associated gas plant, all operated by Talisman
Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations.
    In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.
    Oil, NGLs and natural gas operations continue to positively impact cash flow from operations before net change in non-cash working capital items.
Lower realized petroleum and natural gas prices combined with normal production declines and slightly higher operating costs resulted in a decrease in contributed cash flows (Q12007 - $0.1 million; Q12006 - $0.5 million).
    Each year the Company has its proven and probable oil, NGLs and natural gas reserves evaluated independently. Crude oil and NGLs proved and probable reserves decreased by 17% to 917,000 at the end of 2006 from 1,099,000 barrels at the end of 2005. Natural gas reserves also decreased compared to the prior year, to 8,000 MMCF in 2006 from 8,900 MMCF in 2005. Decreases for the year ended December 31, 2006, were attributable to normal production declines and the lower average prices of natural gas. These lower prices result in fewer economically recoverable cubic feet of natural gas.

    Reserves(1)                                 2006        2005        2004

    Crude oil and NGLs (mbbl)
      Proved
        Alberta                                  578         806         455
        Saskatchewan                              45          60          66
    -------------------------------------------------------------------------
                                                 623         866         521
      Probable
        Alberta                                  278         215         174
        Saskatchewan                              16          18           7
    -------------------------------------------------------------------------
                                                 294         233         181
    -------------------------------------------------------------------------
      Total                                      917       1,099         702
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Natural gas (MMCF)
      Proved
        Alberta                                6,419       7,539       7,167

      Probable
        Alberta                                1,533       1,313       1,775
    -------------------------------------------------------------------------
      Total                                    7,952       8,852       8,942
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Barrels of oil equivalent (mboe)(2)
      Proved                                   1,693       2,123       1,716
      Probable                                   549         452         477
    -------------------------------------------------------------------------
      Total                                    2,242       2,575       2,193
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Reserves at December 31, 2006, reviewed by Sproule Associates Limited using constant prices.
    (2) Conversion: 6 mcf (equal sign) 1 boe

    EXPLORATION

    During the first quarter the Company carried out its winter exploration program in the Seabee area with the continued definition drilling of the
Santoy 7 and 8 mineralized zones, drill tests of Santoy 8 extension to the east and drill tests of the Shane property mineralized horizon along its western extension. Assay results received during the quarter from the Santoy 7 definition drilling were reported in a March 28, 2007 news release entitled
"Claude Resources Inc. Reports Additional Drill Results at Santoy 7". An
airborne magnetometer survey was flown over the Seabee property and the resulting data is expected to assist in the geologic interpretation of the area, in particular the structurally complex Santoy claims.
    Work at the Madsen area progressed during the first quarter with the commencement of a core drill program on the Treasure Box area of gold mineralization. Preparations also continued for the dewatering of the Madsen shaft.
    All exploration programs are carried out under the direction of qualified person Judy Stoeterau, P.Geo., Vice President of Exploration for Claude.

    Santoy Area

    The Santoy area lies 11 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization - of these, Zones 7 and 8 have been sufficiently drill-tested to support the calculation of an estimated indicated and inferred mineral resource, in addition to the 1,293,300 tonnes of inferred mineral resource at the Seabee mine, of 1,110,000 tonnes of
6.53 grams per tonne (top cut of 30 grams per tonne). The bottom cut-off grade used by Claude is 3.0 grams per tonne over 1.2 metres true width. A specific gravity of 2.8 is used.
    With the completion of the all-weather road from the Seabee minesite to
Santoy during the fourth quarter of 2006 and the extension of the ramp down to the mineralized zone, the extraction of a bulk sample was initiated in the fourth quarter of 2006. Late in the first quarter of 2007, a bulk sample was processed through the Seabee mill; results are expected to be announced during the second quarter. During the quarter the Company received approval to test an additional 20,000 tonnes of the Santoy 7 ore. This Phase 2 began as development crews drove the decline to the next level.
    Core drill programs carried out on Santoy 8 continued to provide information for ramp and eventual mine design as well as test the eastern extent of the mineralized lense. Further surface exploration and drill tests are planned on Zone 8 and to explore for additional mineralization in the areas of both Santoy 7 and 8.

    Shane Area

    The Shane area lies five kilometres east of the Seabee mine and is adjacent to the all-season Santoy road, making any deposit defined in the area easily accessible as mill-feed. During the previous year prospecting and soil geochemistry results proved a horizon both east and west to a total length of
1,300 metres, open at both ends. Drill programs to the end of 2006 revealed mineralization along this structure is in the form of west-plunging lenses. In particular, an anomalous intersection of 23.88 grams per tonne over
3.74 metres in hole SHA 06-31 is the down-plunge extension of 12.16 grams per tonne over 8.43 metres intersected in hole SHA 06-27. This also reflects the strong mineral lineation measured in the field during the summer mapping program.
    During the winter 2007 drill program, the western extension of this horizon was tested with eight holes. Results will be announced once received and compiled.

    Madsen Property

    On September 1, 2006, Claude regained control of its 100% owned Madsen gold project which comprises approximately 4,000 hectares (10,000 acres) in the prolific Red Lake area of northwestern Ontario. The property had been under an option agreement with Goldcorp Canada Ltd.
    During the fourth quarter of 2006, Claude acquired the necessary permits to begin dewatering the Madsen shaft to the 1,600 foot level. This will provide underground access for drill definition of extensions to the historic high grade 8 Zone in addition to other zones. This dewatering process is expected to start by early May and be to Level 16 in the first half of 2008.
    A surface drill program was initiated over the main stringer envelope of mineralization intersected in the Treasure Box zone, 2.4 kilometres north of the Madsen mine complex. This zone was discovered in 2002 and given the name due to nuggety visible gold present in drill core. The Treasure Box zone is characterized by quartz-tourmaline-sulphide stringers and veins 1 to
20 centimetres wide. These appear to have been emplaced as late-stage brittle fracture fillings in unaltered mafic metavolcanic rocks and are considered to represent the uppermost brittle deformation portion of an Archean gold system.
Results will be detailed in a news release once all the assays are received and compiled.

    Quality Assurance and Quality Control Procedures

    Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays. All core samples are analyzed by fire assay with a combination of atomic absorption and gravimetric finish at an independent ISO approved facility.

    FINANCIAL

    For the quarter ended March 31, 2007, the Company recorded a net loss of
$40,000, or $0.00 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to net earnings of $4.4 million, or $0.06 per share, after a similar income tax recovery of $2.7 million and a $1.5 million gain on sale of investments for the same period last year.

    Revenue

    Total revenue generated for the quarter was $7.9 million, a 29% decline from the $11.2 million reported for the same period in 2006. The Seabee mine contributed $5.7 million to revenue during the first quarter of this year compared to $8.4 million reported for the same period in 2006. This was due to lower gold sales volume (Q12007 - 7,500 ounces; Q12006 - 13,000 ounces) offset by a $124 per ounce increase in Canadian dollar gold prices realized: Q12007 -
$765 (US $653); Q12006 - $641 (US $556). Sales volume was negatively impacted by poor equipment availability, which, in turn, impacted development scheduling and stope availability.
    Oil, NGLs and natural gas revenue for the three months ended March 31,
2007 fell 21% to $2.2 million from the $2.8 million reported for the same period in 2006. This result was attributable to normal production declines and slight decreases in petroleum and natural gas prices realized. Corresponding decreases in both Alberta crown royalties and overriding royalties partially mitigated the decrease in net oil and natural gas revenue.

    Expenditures

    Total mine operating costs were $4.7 million this quarter, 11% lower than the $5.3 million reported for the comparable period in 2006. This decrease was attributable to fewer tonnes mined and milled period over period. These operating costs combined with lower gold sales volume resulted in a 53%
increase in cash operating cost per ounce (Q12007 - US $539; Q12006 -
US $353).
    Oil, NGLs and natural gas operating costs were relatively unchanged period over period.

    Depreciation, Depletion and Accretion

    Depreciation, depletion and accretion of the Company's gold assets fell
25% to $1.8 million in the first quarter of 2007 from $2.4 million reported for the first quarter of 2006. This was a result of fewer tonnes mined and milled period over period.
    Depreciation, depletion and accretion of the Company's oil and natural gas assets was relatively unchanged.

    Administrative Expense

    For the first quarter of 2007, general and administrative costs were 29%
higher, increasing to $0.9 million this period from $0.7 million in 2006. This was largely a result of increased labour costs relating to added staff and
SOX 404 requirements.

    Stock Compensation

    Stock-based compensation for the quarter was $0.2 million compared with
$0.1 million for the same quarter in 2006. This non-cash expense was lower in
2006 as fewer options were granted.

    Income Taxes

    The income tax recovery of $1.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2006 and the subsequent renouncement of those expenditures in 2007. A similar benefit of
$2.7 million was recorded in 2006.

    Liquidity & Financial Resources

    For the quarter, cash flow from operations before net changes in non-cash working capital items was $ 0.4 million, or $0.01 per share. This compares to
$2.9 million, or $0.04 per share, for the same period last year. This period's result was mainly attributable to lower contributions from the Seabee mine.

    Investing

    Mineral property expenditures during the first quarter of 2007 were
$10.7 million, an increase from $5.1 million in 2006. This quarter's expenditures were comprised of the following: Seabee mine development of
$3.0 million (Q12006 - $2.2 million); exploration costs, focusing on the
Madsen and Santoy Lake exploration projects of $4.0 million; and property, plant and equipment charges of $3.7 million. Property, plant and equipment charges include mining equipment and camp infrastructure, including Tailings
Management Facilities betterment.
    Oil and natural gas capital expenditures were $0.2 million during the quarter, a decrease from $0.7 million reported during the first quarter of
2006. This is attributable to decreased drilling and infrastructure spending on both the Nipisi and Edson properties.
    During the quarter, $0.1 million was deposited towards the Company's reclamation and decommissioning requirements at the Seabee mine.

    Financing

    Financing activities during the quarter included the issuance of 122,000 common shares pursuant to the Company's Employee Share Purchase Plan, the exercise of 225,000 employee stock options and the exercise of 359,000 common share purchase warrants.
    On April 24, 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised. This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000. These proceeds will be used to fund the aggressive exploration programs at the Madsen and Seabee properties as well as for general corporate purposes.
    During the quarter the Company repaid $0.5 million of its Demand Loans outstanding. The proceeds and repayments on capital lease obligations relate primarily to production equipment.

    CHANGES IN ACCOUNTING POLICIES

    Effective January 1, 2007, the Company adopted the recommendations of CICA
Handbook Section 1530, Comprehensive Income ("Section 1530"), Section 3855,
Financial Instruments - Recognition and Measurement ("Section 3855") and 3865,
"Hedging" ("Section 3865"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These standards have been adopted prospectively. See the Company's financial statements for full disclosure.

    OUTLOOK

    Despite a difficult first quarter, the Company's production and cost forecasts remain unchanged for both the Seabee mine and oil and natural gas operations. For 2007, gold production is estimated to be 48,000 ounces with mine operating costs similar to 2006. Capital investment is expected to increase as a result of added investment at Madsen and at the Seabee mine and area. Oil and natural gas revenues are expected to remain at 2006 levels or decline slightly - a result of normal production declines combined with similar petroleum and natural gas pricing. Capital costs should decline.

    KEY SENSITIVITIES

    Earnings from Claude's gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2006 actuals, are as follows:

    Gold

    For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million.

    Oil & Natural Gas

    For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.4 million ($0.00 per share). For a US
$1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.7 million ($0.01 per share). A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold. At March 31, 2007, the Company had no outstanding foreign exchange or forward gold contracts. At March 31, 2006, the
Company had no forward gas contracts and outstanding foreign exchange contracts to sell US $1.0 million at an average exchange rate of
1.1598 CDN$/US$.

    BALANCE SHEET

    The Company's total assets were $158.0 million at March 31, 2007, compared to $145.7 million at year-end 2006. The increase is mostly attributable to winter road inventory and capital investment at the Seabee mine.
    The Company has $7.5 million in demand loans outstanding. As it is a demand loan, the entire amount has been classified as a current liability for accounting purposes. Working capital fell to a deficit of $1.5 million from
$7.7 million at December 31, 2006. This deficit was due to accounts payable related to capital expenditures for development, exploration and infrastructure. Settlement of these current liabilities will be funded by operating cash flows and proceeds from the financing closed subsequent to quarter end. The long-term debt of $57.2 million relates to the Red Mile royalty obligations and capital lease obligations.
    Shareholders' equity for the quarter ended March 31, 2007 fell by
$0.3 million. The decrease reflects a net loss of $40,000, a decrease to share capital of $0.8 million that was due primarily to employee stock option and warrant exercises (offset by the renunciation of the tax benefit from the prior year's flow-through shares), and a $0.5 million increase to "accumulated other comprehensive income" (a result of the initial adoption of a new accounting standard).

    OUTSTANDING SHARE DATA

    At April 30, 2007, there were 92.1 million common shares outstanding. In addition, there were 3.3 million employee stock options and 1.2 million warrants outstanding, with exercise prices ranging from $0.53 to $2.10 per share and $1.10 to $1.30 per share, respectively.

    CONTRACTUAL OBLIGATIONS

    At March 31, 2007, there were no significant changes to the Company's contractual obligations from those reported in the Management's Discussion and
Analysis for the year ended December 31, 2006.

    SELECTED QUARTERLY FINANCIAL DATA

    The following table provides summary financial data for our last eight quarters:

    Quarterly Information

                    March 31     December 31    September 30         June 30
    Unaudited
     ($ mil-
     lions)     2007    2006    2006    2005    2006    2005    2006    2005

    Gold sales   5.7     8.4     7.5     7.9     7.7     4.8     8.9     4.8
    Oil and
     natural
     gas sales   2.2     2.8     2.0     3.4     2.3     2.5     1.9     2.7
    Net
     earnings
     (loss)        -     4.4    (0.4)    1.0       -    (2.9)    2.4    (1.9)
    Net
     earning
     (loss)
     per
     share(1)  (0.00)   0.06   (0.01)   0.01       -   (0.04)   0.03   (0.03)
    Average
     realized
     gold
     price
     (US$)       653     556     620     485     627     451     621     427
    Ounces
     sold      7,500  13,000  10,700  13,900  11,000   8,900  12,700   9,100
    Tonnes
     milled   42,100  61,800  59,300  66,400  59,400  60,500  65,500  55,400
    Ounces
     produced  6,400  12,100  10,300  15,100  11,100   8,900  12,900   9,500
    Grade
     processed
     (gpt)      5.06    6.58    5.74    7.60    6.14    4.96    6.52    5.69
    Cash cost
     per
     ounce(2)
     (US$oz)     539     353     468     355     417     393     362     377
    CDN$/US$
     Exchange 1.1714  1.1545  1.1393  1.1733  1.1212  1.2014  1.1224  1.2391

    (1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
    (2) For an explanation of non-GAAP performance measures refer to "Non-
        GAAP Performance Measures".

    The financial results for the last eight quarters reflect the following general trends: improvement in average realized gold prices partially offset by the strengthening Canadian dollar; reduced gold production - a combination of constant or lower tonnes processed at a lower grade; declining gold revenues - a result of fewer ounces sold (particularly over the last four quarters); increasing cash costs per ounce - a result of increased mine operating costs combined with fewer ounces sold; and declining oil and natural gas sales - a combination of lower realized prices combined with normal production declines (this trend has leveled out during the last four quarters).

    CRITICAL ACCOUNTING ESTIMATES

    Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those estimates, please refer to our Management's
Discussion and Analysis for the year ended December 31, 2006, available at
www.sedar.com.

    RISKS AND UNCERTAINTIES

    Risks and uncertainties related to economic and industry factors are described in detail in the Company's 2007 Annual Information Form and remain substantially unchanged.

    DISCLOSURE CONTROLS AND PROCEDURES

    As of March 31, 2007, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer
with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief
Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
    No changes were made in the Company's internal control over financial reporting during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute.
Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations is cash from operations before the net change in non-cash working capital items. Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period. Management uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash from operations as determined under Canadian GAAP. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This MD&A & Financials contains "forward-looking statements" that are based on Claude Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
    A discussion of these and other factors that may affect Claude Resources
Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange
Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

    ADDITIONAL INFORMATION

    Additional information related to the Company is available on Canadian
(www.sedar.com) and US (www.sec.gov) securities regulatory authorities. These documents are also available on the Company's website at
www.clauderesources.com.

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                                 (signed)

    Neil McMillan                            Rick Johnson
    Chief Executive Officer                  Chief Financial Officer

    Date:  April 30, 2007

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands - Unaudited)

                                                           March    December
                                                              31          31
                                                            2007        2006
    -------------------------------------------------------------------------

    Assets
      Current assets:
        Cash                                            $      -    $  5,331
        Receivables                                        2,245       1,824
        Inventories and stockpiled ore                    12,783       6,288
        Shrinkage stope platform costs (Note 2)           10,878       9,987
        Prepaids                                             494         425
    -------------------------------------------------------------------------
                                                          26,400      23,855

      Oil and gas properties                               9,218       9,198
      Mineral properties                                  61,983      52,984
      Investments (Note 3)                                 1,981       1,428
      Restricted promissory notes                         55,982      55,982
      Deposits for reclamation costs                       2,411       2,270
    -------------------------------------------------------------------------

                                                        $157,975    $145,717
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Bank indebtedness (Note 4)                      $  2,080    $      -
        Payables and accrued liabilities                  17,678       7,294
        Demand loans (Note 4)                              7,508       8,000
        Other current liabilities                            606         911
    -------------------------------------------------------------------------
                                                          27,872      16,205

      Obligations under capital lease                      1,058         502
      Royalty obligations                                 56,112      56,112
      Deferred revenue                                     5,103       4,834
      Asset retirement obligations                         2,544       2,486

      Shareholders' equity:
        Share capital (Note 5)                            55,197      56,036
        Contributed surplus                                1,095       1,062
        Retained earnings                                  8,440       8,480
        Accumulated other comprehensive income               554           -
    -------------------------------------------------------------------------
                                                          65,286      65,578
    -------------------------------------------------------------------------

      Contingency (Note 8)
      Subsequent event (Note 12)

                                                        $157,975    $145,717
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Earnings (Loss)
    (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                                          Three Months Ended
                                                              March 31, 2007
                                                            2007        2006
    -------------------------------------------------------------------------

    Revenues: (Note 10)
      Gold                                              $  5,729    $  8,370
      Oil and gas (net)                                      626         908
    -------------------------------------------------------------------------
                                                           6,355       9,278
    Expenses:
      Gold                                                 4,726       5,310
      Oil and gas                                            499         426
      Depreciation, depletion and accretion:
        Gold                                               1,790       2,415
        Oil and gas                                          198         166
    -------------------------------------------------------------------------
                                                           7,213       8,317
    -------------------------------------------------------------------------
                                                            (858)        961

    Other expense (income):
      General and administrative                             868         737
      Interest and other                                    (152)       (130)
      Gain on sale of assets                                   -      (1,464)
      Stock compensation expense                             171          90
    -------------------------------------------------------------------------
                                                             887        (767)
    -------------------------------------------------------------------------

    Earnings (loss) before income taxes                   (1,745)      1,728

      Income tax recovery (Note 6)                         1,705       2,693
    -------------------------------------------------------------------------

    Net earnings (loss)                                 $    (40)   $  4,421
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss) per share
        Basic and diluted                               $  (0.00)   $   0.06
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of shares
     outstanding (000's)
        Basic                                             76,979      72,569
    -------------------------------------------------------------------------
        Diluted                                           76,979      73,097

    Consolidated Statements of Retained Earnings
    (Canadian Dollars in Thousands - Unaudited)

                                                          Three Months Ended
                                                              March 31, 2007
                                                            2007        2006
    -------------------------------------------------------------------------

    Retained earnings, beginning of period              $  8,480    $  2,058
    Net earnings (loss)                                      (40)      4,421
    -------------------------------------------------------------------------
    Retained earnings, end of period                    $  8,440    $  6,479
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Comprehensive Income
    (Canadian Dollars in Thousands - Unaudited)

                                                          Three Months Ended
                                                              March 31, 2007
                                                            2007        2006
    -------------------------------------------------------------------------

    Net earnings (loss)                                 $    (40)   $  4,421
    -------------------------------------------------------------------------

    Other comprehensive income
      Unrealized gain on marketable securities               554           -
    -------------------------------------------------------------------------

    Other comprehensive income                               554           -
    -------------------------------------------------------------------------

    Total comprehensive income                          $    514    $  4,421
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands - Unaudited)

                                                          Three Months Ended
                                                              March 31, 2007
                                                            2007        2006
    -------------------------------------------------------------------------

    Operations:
      Net earnings (loss)                               $    (40)   $  4,421
      Non-cash items:
        Depreciation, depletion and accretion              1,988       2,581
        Stock-based compensation                             171          90
        Gain on sale of assets                                 -      (1,464)
        Income tax recovery                               (1,705)     (2,699)

      Net changes in non-cash working capital:
        Receivables                                         (421)        584
        Inventories and stockpiled ore                    (6,495)     (6,625)
        Shrinkage stope platform costs                      (891)        103
        Prepaids                                             (69)        (45)
        Payables and accrued liabilities                  10,384       8,590
    -------------------------------------------------------------------------
      Cash from operations                                 2,922       5,536

    Investing:
      Mineral properties                                 (10,740)     (5,107)
      Oil and gas properties                                (208)       (684)
      Investments                                              -       1,548
      Increase in reclamation deposits                      (141)         (4)
    -------------------------------------------------------------------------
                                                         (11,089)     (4,247)
    Financing:
      Issue of common shares, net of issue costs             728         196
      Deferred revenue                                      (155)       (231)
      Bank indebtedness                                    2,080      (1,251)
      Demand loans:
        Repayment                                           (492)       (228)
      Obligations under capital lease:
        Proceeds                                             869         328
        Repayment                                           (194)        (85)
    -------------------------------------------------------------------------
                                                           2,836      (1,271)

    Increase (decrease) in cash                           (5,331)         18
    Cash, beginning of period                              5,331       1,448
    -------------------------------------------------------------------------
    Cash, end of period                                 $      -    $  1,466
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Notes to Consolidated Financial Statements
    (Canadian Dollars in Thousands, except as otherwise noted)

    Note 1 - Significant Accounting Policies

    These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.
    In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2007, and for comparative periods presented, have been made.

    Financial Instruments, Hedges, Comprehensive Income, Equity

    Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants
("CICA") relating to financial instruments:

    (a) Section 3855, "Financial Instruments - Recognition and Measurement"
    (b) Section 3865, "Hedging"
    (c) Section 1530, "Comprehensive Income"

    These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

    (a) Section 3855, "Financial Instruments - Recognition and Measurement"

    This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances.
Changes in fair value are to be recognized in the statements of operations and comprehensive income.
    All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 have been recognized by adjusting opening deficit or opening accumulated other comprehensive income.
    Financial assets are classified as loans and receivables, held-to maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities.
Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in a table below.
    Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

    Available-for-sale financial assets are initially measured at fair value;
measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.
    Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.
    Derivative financial instruments are classified as held-for-trading; as such, they are measured at fair value, even when they are part of a hedging relationship. All gains and losses are recognized immediately in net earnings in the period in which they arise.

    In accordance with this new standard, the Company has classified its financial instruments as follows:

     (Canadian Dollars in
      Thousands - Unaudited)        March 31, 2007       December 31, 2006
                                           Estimated               Estimated
                                Carrying        Fair    Carrying        Fair
                                   Value       Value       Value       Value
    -------------------------------------------------------------------------
    Loans and Receivables
      Accounts receivable(1)       2,245       2,245       1,824       1,824
      Restricted promissory
       note                       55,982      55,982      55,982      55,982
    Available-for-sale
     financial assets
      Investments                  1,981       1,981       1,428       1,891
    Held-for-trading
      Cash and cash
       equivalents(1)                  -           -       5,331       5,331
      Reclamation deposits(1)      2,411       2,411       2,270       2,270
    Other financial liabilities
      Bank indebtedness(1)         2,080       2,080           -           -
      Demand Loans(1)              7,508       7,508       8,000       8,000
      Payables and Accrued
       Liabilities(1)             17,678      17,678       7,294       7,294

    (1) Due to the nature and / or short maturity of these financial instruments, carrying value approximated fair value

    In accordance with the transitional provisions of this Section, the
Company has adjusted the following as at January 1, 2007:

    The Company's investment in various equities has been classified as available-for-sale securities and recorded at fair value in the Company's
Consolidated Balance Sheet. This transaction resulted in an increase to investments of $554,000 and an increase to accumulated other comprehensive income of $554,000.

    (b) Section 3865, "Hedging"

    This standard outlines the circumstances under which hedge accounting is permissible and how it may be applied. The Company did not have any foreign currency or gold hedges outstanding as at January 1, 2007 or March 31, 2007;
as such, Section 3865 did not have a material impact on the Company's financial statements.

    (c) Section 1530, "Comprehensive Income"

    Comprehensive income is the change in shareholders' equity that occurs during an accounting period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in "other comprehensive income" until it is considered appropriate to recognize into net earnings.
This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.
    As a result of this standard, the Company now reports a consolidated statement of comprehensive income (loss) in the shareholders' equity section of the Consolidated Balance Sheet. This statement includes the account
"accumulated other comprehensive income."

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used, to gain access to further ore. This ore is expected to be processed in the following
12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    The Company has investments in various Canadian equities; these investments have been classified as available-for-sale securities, in accordance with Handbook Section 3855, Financial Instruments. As at January 1,
2007, adoption of this Section resulted in an increase of $463,000 to investments with a corresponding increase to opening other comprehensive income. As at March 31, 2007, the market value of these investments was
$2.0 million, resulting in an additional increase of $91,000 bringing the total to $554,000 for investments and accumulated other comprehensive income.

    Note 4 - Demand Loans and Bank Indebtedness
                                                           March    December
                                                              31          31
                                                            2007        2006
    -------------------------------------------------------------------------

    Line of credit, up to $3,500,000 available,
     interest at prime plus 0.75%                       $  2,080    $      -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Demand loan, repayable in monthly payments of
     $96,514 including interest at 5.99%,
     due February 2010                                  $  3,091    $  3,300
    Demand loan, repayable in monthly payments of
     $83,333 including interest at prime plus 1.5%,
     due December 2007                                     4,417       4,700
    -------------------------------------------------------------------------
                                                        $  7,508    $  8,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

    Note 5 - Share Capital

    At March 31, 2007 there were 76,978,830 common shares outstanding.

    a) Issue of shares

    During the period ended March 31, 2007, the Company issued 122,000,
225,000 and 359,000 common shares pursuant to the Company's Employee Share
Purchase Plan, employee stock option plan and warrants exercised pursuant to a
June 2005 private placement, respectively.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of the prior days closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire ten years from the date of the grant of the option.

    For options outstanding at March 31, 2007 weighted average exercise prices are as follows:

                                   March                December
                                      31     Average          31     Average
                                    2007       Price        2006       Price
    -------------------------------------------------------------------------

      Beginning of period      3,380,000    $   1.17   2,755,000    $   1.11
      Options granted            175,000        1.61     965,000        1.35
      Options exercised         (225,000)       0.74    (230,000)       0.74
      Options lapsed                   -           -    (110,000)       2.13
    -------------------------------------------------------------------------
      End of period            3,330,000    $   1.23   3,380,000    $   1.17
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For options outstanding at March 31, 2007, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                                        Weighted    Weighted
                                                         Average     Average
                                                        Exercise   Remaining
      Option Price Per Share                  Number       Price        Life
    -------------------------------------------------------------------------

      $0.53-$0.96                            756,000    $   0.64  5.57 years
      $1.05-$1.47                          1,764,000        1.25  4.93 years
      $1.59-$2.10                            810,000        1.71  7.07 years
    -------------------------------------------------------------------------
                                           3,330,000    $   1.23  5.60 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 59.88% volatility and interest rates ranging from 3.97% to 4.00%. For the period ended March 31,
2007, the compensation cost recorded in respect of stock options issued was
$171,000.

    Note 6 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.7 million (2006 -
$2.7 million).

    Note 7 - Financial Instruments

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & natural gas properties. Financial results are also affected by market prices for gold and oil & natural gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments. At
March 31, 2007, the Company had no outstanding forward gold or foreign exchange contracts. At March 31, 2006, the Company had no forward gold contracts and had outstanding foreign exchange contracts to sell
US $1.0 million at an average exchange rate of 1.1598 CDN$/US$.

    Note 8 - Contingency

    Pursuant to a Notice of Contravention issued by Saskatchewan Labour,
Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the
Court of Queen's Bench. In September 2005, the Court of Queen's Bench agreed with the Company's position, allowing the appeal and setting aside the contravention. This Court's decision was appealed by the plaintiffs and was subsequently dismissed by the Saskatchewan Court of Appeal. This Court's decision is currently under appeal by the plaintiffs to the Supreme Court of
Canada. The amount of potential loss may involve payment of approximately
18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement, if any. Management is of the opinion these claims are without merit.

    Note 9 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 10 - Segmented Information

    The Company has two reportable industry segments: (1) gold mining and (2)
oil, natural gas liquids and natural gas production. These segments are differentiated by differences in end products. All assets within the Company's reportable segments are located in Canada. The Company's producing gold mine, the Seabee mine, is located in northern Saskatchewan. Mineral exploration properties are located in Saskatchewan, Manitoba and Ontario. The Company's oil and gas assets are located in Alberta and Saskatchewan.

                                       Three Months Ended March 31, 2007
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
      Revenue                   $  5,729    $  2,171    $      -    $  7,900
      Crown royalties                  -        (503)          -        (503)
      Alberta Royalty Tax Credit       -           5           -           5
      Overriding royalties             -      (1,047)          -      (1,047)
    -------------------------------------------------------------------------
      Net Revenue                  5,729         626           -       6,355
      Operating expense            4,726         499           -       5,225
      Depreciation, depletion
       and accretion               1,790         198           -       1,988
      Non-segmented income             -           -        (818)       (818)
    -------------------------------------------------------------------------
      Net earnings (loss)       $   (787)        (71)   $    818    $    (40)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       Three Months Ended March 31, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
      Revenue                   $  8,370    $  2,826    $      -    $ 11,196
      Crown Royalties                  -        (731)          -        (731)
      Alberta Royalty Tax Credit       -         125           -         125
      Overriding royalties             -      (1,312)          -      (1,312)
    -------------------------------------------------------------------------
      Net Revenue                  8,370         908           -       9,278
      Operating expense            5,310         426           -       5,736
      Depreciation, depletion
       and accretion               2,415         166           -       2,581
      Non-segmented income             -           -      (3,460)     (3,460)
    -------------------------------------------------------------------------
      Net earnings (loss)       $    645    $    316    $  3,460    $  4,421
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Note 11 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2006 for an explanation of the differences in Canadian and US GAAP.

    Note 12 - Subsequent Event

    On April 24, 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000, was exercised. This resulted in the total issue of 14,375,000 common shares at a price of $1.60 for total gross proceeds of $23,000,000.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President and
CEO; Rick Johnson, CFO; (306) 668-7505, Facsimile: (306) 668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Edith English,
eenglish(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 19:48e 07-MAY-07